STARMED GROUP, INC.

2029 Century Park East

Suite 1112

Los Angeles, CA 90067

Tel. 310-226-2555

Fax 310-551-2724

“CORRESP”

June 29, 2006

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler, Assistant Director
Mail Stop 6010

Re:	StarMed Group, Inc.
Form 10-KSB for the Period Ending December 31, 2004
Staff Letter of Comment dated December 12, 2005

Ladies and Gentlemen:

We are writing to you as our follow-up to the June 12, 2006 telephone conference call with the Staff discussing our responses dated April 12, 2006 to the Staff’s letter dated March 31, 2006 (the “Staff Letter”). The Staff Letter related to our Annual Report on Form 10-KSB for the year ended December 31, 2004 (the “Annual Report”).

During our conference call with Mr. Oscar Young and Ms. Tabatha Akins of the SEC, the Staff requested additional information and clarification on the following issues:

•            Question 4 of the Staff Letter: our rationale for the $.01 per share valuation of our common stock during the relevant time periods;

•            Question 5 of the Staff Letter: whether we needed to restate our prior reports as a result of the change in accounting for the exchange of stock for debt in March 2004;

•            Question 7 of the Staff Letter: whether the changes in fair value for 82,300 shares with a guaranteed sales price of $3.50 per share, should have been reflected in prior filings; and

•            Question 8 of the Staff Letter: the timing of the commitment to issue 1,625,000 shares issued to Citadel Capital Management Group, Inc., and when those shares were earned by Citadel.

Question 4 of the Staff Letter

The Staff has asked us to provide support for our position that the value of our stock was $.01 per share prior to the commencement of the trading of the stock in April 2005. The Staff noted that our stock traded at $1.10 per share in April 2005 and suggested that the value of our stock should be somewhere between $.01 and $1.10. We continue to strongly disagree with the Staff’s position and believe that the Staff’s reliance on the stock’s trading history is flawed.

Our trading history does not accurately reflect the value of our stock. We attach as Exhibit A a chart showing the history of the trading in our stock. As the Staff can see from the chart, our stock is very thinly traded. The first trade was reported on April 7, 2005. On that day, the stock traded as high as $1.10 (its highest price ever), and closed at $1.00. It is significant to note that only 1,000 shares traded that day, i.e., 500 shares were sold and 500 shares were bought. We do not know who bought or sold those shares during the first day. During the month after that first trade, there were only six days in which the stock traded, and in each of those days, the volume was 3,500 shares, trading between $1.00 and $.25. Again, we do not know who was buying or selling our shares, but based on the identical volumes, it may very well have been the case that only one or two people speculating on the stock were making all of the transactions during that period. From May 10 to July 1, 2005, there were only 6 days in which the stock traded, and in each of those days the volume was 2,000 -3,000 shares at $.35 to $1.05. During the whole year since then, there were only 24 days in which the stock traded, with the volume ranging from 100 shares to 55,000 shares (an outlier), averaging 4,408 shares for each day in which trading occurred. If we take out the low of 100 and the high of 55,000, the average volume for that period would be 2,305 shares. Excluding the high of 55,000 shares, the average volume would be 2,208 shares. These very few trades for a company with over 9 million shares during the relevant time periods, cannot be relied upon to establish the value of the company’s stock. Since the trades appear to have been conducted by very few people, we believe that the prices at which our stock has traded since April 2005 are unreliable measures for the value of our stock prior to April 2005.

In valuing our stock as of the first quarter of 2005, the Staff must consider the following factors:

(i)	As of March 31, 2005, the company had cash on hand of $6,645, total assets of $89,972, and total liabilities of $401,046.

(ii)	During the quarter ending March 31, 2005, the company had total revenues of $17,649, total expenses of $108,667, and a net loss of $196,948 or $(0.02) per share.

(iii)

During the relevant time period, the company had three employees, including our president, Herman Rappaport, and our executive vice president, Dr. Steven Rosenblatt, who worked 16 hours per week only. Because of the company’s liquidity situation, Mr. Rappaport and Dr. Rosenblatt reduced their salaries by almost one-third in January 2005, and by almost two-thirds in February and March of 2005. In April and May of 2005, they did not receive any salary. The third employee was placed on part-time during the same time period because of the company’s inability to pay her a full-time salary.

(iv)

In April 2005, Herman Rappaport appealed to the company’s directors to make a loan to the company in order to keep the company operating. One director made a loan of $10,000 on April 12, 2005. All the other directors declined.

(v)	In May 2005, the company had to resort to using checks mailed by credit card companies to pay off $14,000 worth of bills.

(vi)	In June 2005, Herman Rappaport made a loan of $10,000 to the company for operating expenses.

(vii)	In the Board Meeting Summary Notes dated August 5, 2004, Mr. Rappaport reported on the following discussion among the directors:

“Deducting cost of products and our overhead and we’re in a deep hole. We can’t get trading – no stockholder will sell our stock. Not only are we operating at a loss nor do we have management acceptable to investors. We have only one 88-year CEO with no one to run the company [if] anything happens to me. We can last only 2-3 months the way we [are] now.”

(viii)	The same Summary Notes also indicated that an “East Coast banker’s team” had analyzed the company and concluded that “Sierra products have no proven market and limited proven value.”

(ix)

Perrigo Industries, with whom the company had a royalty agreement to market our weight loss supplement product, stopped its sales after the FDA had sent a letter to the supplier of the principal ingredient for the product questioning the research on which claims had been made. The company’s second supplement, for eyesight, had no sales during the first half of 2005 because there were no funds to promote it.

(x)

The company was in a period of transition, moving from being a product-based company supplying vitamins, herbs and supplements, to a service-based company that intended to develop a network of wellness centers.

(xi)	The company had very little in terms of intellectual property. We had no patents or copyrights, and our trade secrets and proprietary materials had very little value.

When added together, the facts above paint a very bleak picture of the company during the second half of 2004 and the first half of 2005. The company had a business model that was no longer sustainable, it was not generating sufficient revenues to support overhead expenses or to pay off its debts, it had no sources of outside funding other than loans from insiders and its credit cards, and it had very few assets.

The company’s ability to continue as a going concern was in serious jeopardy. In the notes to our unaudited consolidated financial statements for the period ending March 31, 2005, we wrote that:

“the Company has sustained significant recurring operating losses and has limited capital resources. Continuation of the Company as a going concern is contingent upon the ability of the Company to expand its operations, generate increased revenues, and secure additional sources of financing. However, there is no assurance that the Company will realize the necessary capital for expansion.”

In light of the company’s dire situation, a reasonable methodology for valuing the company as of the relevant time periods would be to calculate the liquidation value of the company. As of March 31, 2005, the company had total assets of $89,972 consisting primarily of: cash of $6,645; accounts receivable of $12,949; inventory valued at $31,016; prepaid expenses of $2,045; equipment and furniture valued at $32,301; and deposits valued at $5,016. Assuming that the company could liquidate all of its assets at stated value, the proceeds to the company would be $89,972, 1 or $0.01 per share, based on 9,076,424 shares outstanding.

As of March 31, 2005, the company had total liabilities of $401,046. The company was insolvent. Liquidating all of the assets of the company would not have been enough to pay off all of its debts. To reflect the company’s debts, it would be appropriate to value the company as of March 31, 2005 based on the company’s book value. If the company were to be valued based on book value, the company would have a value of $(311,074), or $(0.034) per share.

Accordingly, we believe that the company’s stock had a value of $(0.034) per share as of March 31, 2005. Any valuation in excess of $(.034) per share would be difficult to support based on the financial data.

Valuation of Shares Issued in 2003. To determine the value of the company’s shares in 2003, we shall use the same principles described above. As of December 31, 2003, the Company had total assets of $474,176, consisting of: cash of $247,288; accounts receivable of $20,215; inventory valued at $45,493; prepaid expenses of $5,946; equipment and furniture valued at $43,921; a deferred tax asset valued at $105,000; and

_________________________

1  This would be the high end of the valuation, given that much of the inventory was nearing its expiration date, the accounts receivable would probably not have been fully collected, and the equipment and furniture would probably sell for less its stated value. Furthermore, this value also does not take into account the legal, accounting, and other transaction costs of liquidating the assets.

deposits valued at $6,313. Assuming that the company could liquidate all of its assets at stated value, the proceeds to the company would be $474,176, or $.068 per share. As of December 31, 2005, the company had total liabilities of $530,547. The company was insolvent. Liquidating all of the assets of the company would not have been enough to pay off all of its debts. To reflect the company’s debts, it would be appropriate to value the company as of December 31, 2003 based on book value, which was $(56,371), or $(.008) per share. Accordingly, we believe that the company’s stock had a value of $(.008) per share as of December 31, 2003.

Question 5 of the Staff Letter

The Staff has asked us to discuss whether we need to amend and restate our prior reports based on a change in the accounting for the exchange of stock for debt that occurred in March 2004. This issue involves a vendor that claimed to be owed $20,822, which vendor subsequently released its claims against the company in exchange for 10,000 shares of the company’s stock. In accounting for the transaction, we had originally credited $100 to common stock and credited the remainder to additional paid in capital. We should have accounted for the transaction as the vendor accepting an asset of $100 and the remainder as forgiveness of debt; accordingly, we should have recognized forgiveness of debt income in the amount of $20,722. The Staff has asked us to determine whether we should amend and restate our prior reports to reflect this change in accounting in light of the SEC Staff Accounting Bulletin: No. 99 – Materiality.

While the increase in income is material quantitatively when compared against the reported income of $(99,877), we do not believe that the increase is sufficiently material qualitatively to warrant the restatement of our prior reports. According to the Bulletin, a “matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.” It may also be “material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” The Bulletin further states that “a fact is material if there is a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” The misstatement is not material qualitatively for the following reasons:

•	it does not change a loss into income;
•	it does not reflect on the operations or profitability of the business;
•	it does not affect our compliance with regulatory requirements;
•	it does not affect our compliance with loan covenants or other contractual requirements;
•	it does not have the effect of increasing management’s compensation;
•	it does not involve concealment of an unlawful transaction;
•	it was not the result of an attempt by management to “manage” earnings; on the contrary, the effect of the misstatement was to lower earnings; and
•	we do not believe that our shareholders would react either positively or negatively to news of the misstatement.

Finally, we believe that the cost of correcting the misstatement does not justify the restatement. The cost to amend and restate our Form 10-KSBs for the years ending 2004 and 2005 and the Form 10-QSBs for 2004 and 2005 would be enormous, especially for a company our size with limited revenues and cash. We would incur significant accounting and outside legal fees to review each filing. The cost alone to prepare and file the restated documents with EDGAR, at approximately $8 to $10 per page with our EDGAR filer, would also be significant. If we were to amend and restate prior filings, we would expect that the cost would far exceed the amount of the misstatement ($20,722).

Accordingly, under Staff Bulletin 99, the change in accounting does not warrant an amendment and restatement of prior reports because we do not believe that there is a substantial likelihood that a reasonable person would consider it important, and the cost would far exceed any benefit.

Question 7 of the Staff Letter

The Staff has asked us to review our proposed accounting treatment under EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, A Company’s Own Stock”. The earliest period which EITF 00-19 could be applied is April 2005, the first time the Company’s stock actually began trading. The Company was proposing to apply the valuation provisions of EITF 00-19 at December 31, 2005. However, these provisions should have been applied for the 10-Q for the period ending June 30, 2005 and September 30, 2005. The average market price for the shares during this period was $0.35 per share. Therefore, the liability should have been reduced by $0.34 per share or $28,805, with the corresponding entry to “Gain on Decrease in Fair Value of Stock Price Guarantee Obligation”. The obligation should then be measured each quarter and adjusted again if necessary. In addition during the three months ended March 31, 2006, the obligation was settled for a cash payment of $215,000 and the remaining $44,245 was charged to Gain on Forgiveness of Debt. We believe that this is sufficient accounting for this transaction, and for the same reasons described in the answer to Question 5 above, we believe that any change in value for the June 30, 2005 and September 30, 2005 10Q-SBs and their related interim consolidated financial statements would be too immaterial to amend and restate.

Question 8 of the Staff Letter

The Staff has asked us to review the issuance of the 1,625,000 shares of common stock during the three months ended September 30, 2005. The shares were initially valued at $1,625.00 or $0.01 per share and offset against additional paid in capital. This accounting was presented in our 10Q-SB interim report, which was filed with the Securities and Exchange Commission on November 17, 2005. During the period of preparing and filing our 10K-SB annual report, we decided after consulting with our attorneys and independent auditors to change our accounting for this transaction. The shares were issued and the certificates held by the Company in the name of Paradigm until performance was completed. The accounting for this transaction was determined by EITF 00-18 “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees”. Under Issue 1, it was determined that the shares were issued on October 5, 2005, and were valued at $0.35 the trading price of the Company stock on that date. The total valuation was $568,750. The issuance of the stock was charged to prepaid expense and are being amortized over twenty three months for a charge each three months of $74,181. The amortization period started in the fourth quarter of 2005 and will run through the third quarter of 2007.

We hope that with our responses we have addressed any concerns that you may have had. If you have any further questions or if you need additional clarification, please contact Herman Rappaport at 310-226-2555.

Very truly yours,

STARMED GROUP, INC.

By:	/s/ Herman Rappaport
Herman Rappaport
President and
Chief Executive Officer

Exhibit A

TRADING OF COMMON SHARES OF

STARMED GROUP, INC.*

Date	High	Low	Close	Volume
04/07/05	1.10	1.00	1.00	1,000
04/08/05	1.00	1.00	1.00	3,500
04/18/05	0.55	0.55	0.55	3,500
04/20/05	0.25	0.25	0.25	3,500
04/28/05	0.30	0.25	0.30	3,500
05/02/05	1.01	0.35	0.35	3,500
05/03/05	0.35	0.35	0.35	3,500
05/10/05	0.35	0.35	0.35	2,000
05/12/05	1.05	1.05	1.05	2,000
05/16/05	0.55	0.55	0.55	2,000
06/28/05	0.55	0.55	0.55	3,000
06/29/05	0.55	0.35	0.35	3,000
07/01/05	0.35	0.35	0.35	3,000
07/07/05	0.95	0.95	0.95	100
07/11/05	0.95	0.95	0.95	500
07/12/05	0.95	0.40	0.40	500
07/14/05	0.40	0.40	0.40	500
07/20/05	0.40	0.40	0.40	4,000
07/21/05	0.40	0.35	0.35	4,000
08/09/05	0.35	0.35	0.35	5,000
09/27/05	0.35	0.35	0.35	500
12/07/05	0.51	0.36	0.51	10,300
12/27/05	0.35	0.35	0.35	1,800
01/18/06	0.35	0.35	0.35	8,800
02/06/06	0.26	0.26	0.26	8,800
02/10/06	0.30	0.30	0.30	1,000
02/27/06	0.20	0.20	0.20	200
03/14/06	0.20	0.18	0.18	55,000
03/17/06	0.30	0.30	0.30	100
03/28/06	0.297	0.297	0.297	100
03/30/06	0.13	0.13	0.13	200
03/31/06	0.13	0.129	0.129	200
04/03/06	0.129	0.129	0.129	200
04/04/06	0.30	0.30	0.30	1,000
04/05/06	0.30	0.297	0.297	1,000
04/25/06	0.30	0.297	0.30	1,000
04/26/06	0.30	0.30	0.30	1,000

*The information above was generated from the TD Waterhouse website.